SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Chaparral Energy, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

15942R208
(CUSIP Number)

David B. Charnin, Esq.
Strategic Value Partners, LLC
100 West Putnam Avenue
Greenwich, CT 06830
(203) 618-3500

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Strategic Value Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,808,937 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,808,937 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,808,937 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,399,807 shares of Class A Common Stock beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd., (ii) 1,331,851 shares of Class A Common Stock beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., (iii) 4,191,002 shares of Class A Common Stock beneficially owned by SVP Special Situations IV LLC as the investment manager of Strategic Value Special Situations Master Fund IV, L.P., and (iv) 1,886,277 shares of Class A Common Stock beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P., all of which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity.

(2) Based on 46,451,200 shares of Class A Common Stock of the Issuer outstanding as of March 12, 2019, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed by the Issuer with the Securities and Exchange Commission on March 14, 2019.

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON SVP Special Situations III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,331,851 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,331,851 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,331,851 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of 1,331,851 shares of Class A Common Stock beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P.

(2) Based on 46,451,200 shares of Class A Common Stock of the Issuer outstanding as of March 12, 2019, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed by the Issuer with the Securities and Exchange Commission on March 14, 2019.

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON SVP Special Situations IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,191,002 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,191,002 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,191,002 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of 4,191,002 shares of Class A Common Stock beneficially owned by SVP Special Situations IV LLC as the investment manager of Strategic Value Special Situations Master Fund IV, L.P.

(2) Based on 46,451,200 shares of Class A Common Stock of the Issuer outstanding as of March 12, 2019, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed by the Issuer with the Securities and Exchange Commission on March 14, 2019.

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON SVP Special Situations III-A LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,886,277 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,886,277 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,886,277 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of 1,886,277 shares of Class A Common Stock beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P.

(2) Based on 46,451,200 shares of Class A Common Stock of the Issuer outstanding as of March 12, 2019, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed by the Issuer with the Securities and Exchange Commission on March 14, 2019.

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Victor Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,808,937 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,808,937 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,808,937 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0% (2)
14	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 1,399,807 shares of Class A Common Stock beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd., (ii) 1,331,851 shares of Class A Common Stock beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., (iii) 4,191,002 shares of Class A Common Stock beneficially owned by SVP Special Situations IV LLC as the investment manager of Strategic Value Special Situations Master Fund IV, L.P., and (iv) 1,886,277 shares of Class A Common Stock beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P., all of which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity, and which is indirectly majority owned and controlled by the Reporting Person.

(2) Based on 46,451,200 shares of Class A Common Stock of the Issuer outstanding as of March 12, 2019, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed by the Issuer with the Securities and Exchange Commission on March 14, 2019.

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 7 of 10 Pages

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Common Stock of the Issuer on October 26, 2018 (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On May 9, 2016, the Issuer and certain of its subsidiaries filed voluntary petitions seeking relief under Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. On March 10, 2017, the Bankruptcy Court confirmed the Issuer’s Reorganization Plan and on March 21, 2017, the Reorganization Plan became effective and the Issuer emerged from bankruptcy. Upon the Issuer’s emergence from bankruptcy, all of its existing equity was cancelled and the Issuer issued shares of Class A Common Stock and Class B Common Stock, par value $0.01 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”) to the previous holders of the Issuer’s senior notes and certain general unsecured creditors whose claims were impaired as a result of the Issuer’s bankruptcy, including to the Funds. The Issuer also issued shares of Class A Common Stock to the Funds in connection with a rights offering entered into in connection with the Issuer’s Reorganization Plan (the “Rights Offering”). The Funds acquired additional shares of Class A Common Stock in open market purchases.

The Funds acquired an aggregate of 321,231 shares of Class A Common Stock in the Rights Offering using working capital, or funds available for investment, at an aggregate purchase price of $3,829,074.

The Funds acquired an aggregate of 4,963,027 shares of Class A Common Stock in open market purchases using working capital, or funds available for investment, at an aggregate purchase price of $91,949,921.

The Funds acquired an aggregate of 437,191 shares of Class B Common Stock in open market purchases using working capital, or funds available for investment, at an aggregate purchase price of $9,290,328. As disclosed in Item 4, all shares of Class B Common Stock were converted into shares of Class A Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Funds received shares of Class A Common Stock and Class B Common Stock (i) in connection with the Issuer’s Reorganization Plan, (ii) pursuant to the Issuer’s rights offering conducted in connection with the Issuer’s Reorganization Plan, and (iii) in open market purchases. On December 15, 2018, the Class B Common Stock received in connection with the Issuer’s Reorganization Plan was automatically converted into Class A Common Stock pursuant to the Issuer’s Third Amended and Restated Certificate of Incorporation.

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 8 of 10 Pages

On March 8, 2019, Mr. Geenberg notified the Board of his intention to resign as a member of the Board effective March 11, 2019. Pursuant to the terms of the Support Agreement (as defined in Item 6), SVP has notified the Issuer that it will exercise its right to designate a replacement director to fill the vacancy resulting from Mr. Geenberg’s resignation, subject to approval by the Board.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, the outcome of any discussions referenced below, price levels of the Class A Common Stock, overall conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take actions with respect to their investment in the Issuer. These actions may include changing their current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional shares of Class A Common Stock (and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer) in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the shares of Class A Common Stock (and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer) in open market transactions, in privately negotiated transactions or through other methods; or (iii) continuing to hold or causing affiliates to hold the shares of Class A Common Stock (and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer).

In addition, the Reporting Persons may engage in further discussions with the Issuer’s management, members of the Board, stockholders and other relevant parties, or take other actions, including engaging third parties, concerning the Issuer’s operations, capital expenditures, financings, executive compensation practices, organizational documents, dividend policy, capital or corporate structure, management or Board composition, strategic transactions, and any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons may change their intentions with respect to any and all matters referred to in this item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The disclosure in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 9 of 10 Pages

Item 5.	Interest in Securities of the Issuer.

Items 5(c)-(d) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(c)	Information regarding transactions in the shares of Class A Common Stock that have been effected by the Reporting Persons during the past sixty (60) days is set forth in Schedule B which is attached hereto and is incorporated herein by reference.

(d)	Except as described in this statement, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by any Reporting Person. Strategic Value Special Situations Master Fund IV, L.P. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the shares of Class A Common Stock.

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 20, 2019

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

SVP SPECIAL SITUATIONS IV LLC

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

By:	/s/ Victor Khosla
Victor Khosla

SCHEDULE B

TRANSACTIONS IN THE SHARES DURING THE PAST SIXTY (60) DAYS
BY THE REPORTING PERSONS

This Schedule sets forth all transactions in the shares of Class A Common Stock effected by the Reporting Persons since the filing of the Schedule 13D. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

03/18/2019	900,000	4.45
03/19/2019	100,000	5.00